UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 4

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

TRANSATLANTIC HOLDINGS, INC.

(Name of Subject Company (Issuer))

VALIDUS HOLDINGS, LTD.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

893521104

(CUSIP Number of Class of Securities)

Robert F. Kuzloski, Esq.

Executive Vice President & Chief Corporate Legal Officer

Validus Holdings, Ltd.

29 Richmond Road, Pembroke, HM 08 Bermuda

(441) 278-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephen F. Arcano, Esq.

Todd E. Freed, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation*: $	3,348,740,666.33	Amount of Filing Fee**: $	388,788.79

*      Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 64,791,345 shares of Transatlantic common stock outstanding as of July 5, 2011 and potentially issuable pursuant to Transatlantic options and stock-based awards (as reported in the Form S-4 filed by Allied World Assurance Company Holdings, AG, on July 7, 2011), and (ii) the average of the high and low sales prices of shares of Transatlantic common stock as reported on the New York Stock Exchange on July 21, 2011  ($51.69).

** The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the proposed maximum offering price.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 388,788.79		Form or registration no.: Form S-4
Filing Party: Validus Holdings, Ltd.		Date Filed: July 25, 2011

☐			Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:			☐

This Amendment No. 4 (this “Amendment”) to  Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011, as amended by Amendment No. 1 thereto filed on July 26, 2011, Amendment No. 2 thereto filed on July 28, 2011 and Amendment No. 3 thereto filed on August 1, 2011  (the “Schedule TO”), by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”) relating to the third-party tender offer by Validus to exchange all of the issued and outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights) (the “Company Common Shares”), of Transatlantic Holdings, Inc., a Delaware corporation (the “Company”) for (x) 1.5564 shares of Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”), and (y) $8.00 in cash for each Company Common Share (less applicable withholding taxes and without interest) (the “Offer”).

Validus has filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-175774) relating to the Offer (as amended, the “Registration Statement”).  The terms and conditions of the Offer are set forth in the offer to exchange/prospectus (the “Offer to Exchange/Prospectus”) and the related Letter of Transmittal which are filed as exhibits to the Registration Statement.

ITEMS 1 THROUGH 9, AND ITEM 11.

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented as set forth in the Offer to Exchange/Prospectus, dated August 3, 2011, which is filed as Exhibit (a)(4) hereto.

On July 28, 2011, Transatlantic disclosed on a Form 8-K and in its Solicitation/Recommendation Statement on Schedule 14D-9 that it had adopted a stockholder rights plan.  The adoption of such a rights plan has triggered the condition in clause (b) of the Section of the Offer to Exchange/Prospectus titled “The Exchange Offer—Conditions of the Exchange Offer—Other Conditions.”  Consequently, Validus has amended the terms of the Offer to include an express condition requiring that the Transatlantic board of directors shall have redeemed the preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of July 27, 2011, between Transatlantic and American Stock Transfer & Trust Company, LLC, as Rights Agent, or the Rights shall have been redeemed or otherwise rendered inapplicable to the Offer and the Second-Step Merger (as defined in the Offer to Exchange/Prospectus).

Validus has obtained amendments to its applicable credit facilities, satisfying the “Credit Facilities Condition” described in the Offer to Exchange/Prospectus.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(4)  Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on August 3, 2011);

(b)(2)(A) Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on March 17, 2010); and

(b)(2)(B)  First Amendment, dated as of August 2, 2011, to the Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on August 3, 2011).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.

	By:	/s/ Joseph E. (Jeff) Consolino
Name: Joseph E. (Jeff) Consolino
Title: Chief Financial Officer and President

Date: August 3, 2011

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)	Intentionally Omitted
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(C)	Form of Notice of Guaranteed Delivery(incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Validus Registration Statement on Form S-4 filed on July 25, 2011)
(a)(4)	Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on August 3, 2011)
(a)(5)(A)	Form of Summary Advertisement*
(a)(5)(B)	Press Release, dated July 25, 2011, titled “Validus Commences Exchange Offer to Acquire Transatlantic Stock” (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 25, 2011)
(a)(5)(C)

Statement by Validus with respect to the presentation filed by Allied World Assurance Company Holdings, AG with the U.S. Securities and Exchange Commission on July 25, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	Press Release, dated July 28, 2011, titled “Validus Has the Superior Offer for Transatlantic” (incorporated by reference to Validus’ filing pursuant to Rule 425 on July 28, 2011)
(a)(5)(E)

Press Release, dated July 31, 2011, titled “Validus to Provide Information to Transatlantic Board on Questionable Value of Allied World’s Offer; Urges Transatlantic Board to Enter into Discussions with Validus on its Superior Proposal” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)

(a)(5)(F)

Investor Presentation Materials, dated August 1, 2011, titled “Setting the Record Straight — Validus’ Superior Proposal and the Questionable Judgment of Transatlantic’s Response” (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)

(a)(5)(G)	Transcript of Validus’ conference call held on August 1, 2011 (incorporated by reference to Validus’ filing pursuant to Rule 425 on August 1, 2011)
(b)(1)	Commitment Letter, dated July 24, 2011 from J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A.*
(b)(2)(A)

Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on March 17, 2010)

(b)(2)(B)

First Amendment, dated as of August 2, 2011, to the Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2010, among Validus Holdings, Ltd., Validus Reinsurance, Ltd., the other designated subsidiary account parties from time to time party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Securities Inc., as syndication agent (incorporated by reference to Validus’ Current Report on Form 8-K filed with the SEC on August 3, 2011)

(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*   Previously filed with Schedule TO on July 25, 2011.

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